

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2022

Hua Wang
Chief Financial Officer
Rubber Leaf Inc
Qixing Road, Weng'ao Industrial Zone
Chunhu Subdistrict, Fenghua District
Ningbo, Zhejiang, China

   Re: Rubber Leaf Inc
    Amendment No. 1 to Registration Statement on Form S-1
    Filed on March 3, 2022
    File No. 333-261070

Dear Mr. Wang:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 10, 2021 letter.

Form S-1/A filed March 3, 2022

Prospectus Cover Page, page i

1. We note your response to our prior comment 1 and reissue in part. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Nevada holding company with operations conducted by your subsidiary and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2. We note your response to our prior comment 3 and reissue in part. Please state whether any transfers, dividends, or distributions have been made to date, between the holding

company, its subsidiaries, or to investors, and quantify the amounts where applicable.

3. We note your response to our prior comment 4 and reissue. Please disclose, on your cover page, how you will refer to the holding company, and your subsidiary, when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiary or entity is conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of other entities. For example, disclose, if true, that your subsidiary conducts operations in China, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Prospectus Summary, page 1

4. Please include in your prospectus summary a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in the registrant or offering speculative or risky. Please refer to Item 105(b) of Regulation S-K.

5. We note your response to our prior comment 5 and reissue. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

6. We note your response to our prior comments 6 and 7. Disclose each permission or approval that you, or your subsidiary are required to obtain from Chinese authorities to operate your business. State whether you, or your subsidiary are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please explain how you determined that you or your PRC subsidiary is not required to obtain any permissions or approvals from PRC authorities. If you relied on the advice of counsel, please identify counsel and file the consent of counsel as an exhibit to your registration statement. If you did not consult

counsel, please explain why. Please also describe the consequences to you and your investors if you, or your subsidiary: (i) does not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In that regard, we note your disclosures elsewhere in your prospectus that "In China, it is necessary to obtain a business license issued by the Chinese Ministry of Commerce to operate the business related to the business license." Please include this disclosure in your prospectus summary and state whether you or your PRC subsidiary have obtained such business licenses.

7. We note your response to our prior comment 8 and reissue. In your prospectus summary, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiary, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiary, to the parent company and U.S. investors as well as the ability to settle amounts owed under your agreements.

8. Disclose early in the summary a diagram of the company's corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Nevada holding company with respect to its contractual arrangements with its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

9. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

<u>Risk Factors, page 5</u>

10.	We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

11.	We note your response to our prior comment 10. Please also disclose whether you are subject to any other approvals by the CAC. Please also revise to state that the CAC implemented new rules for Cybersecurity Reviews that came into effect on February 15, 2022. If you relied on the advice of counsel in coming to the conclusion that you are not subject to approvals from the CAC, please identify counsel and file the consent of counsel as an exhibit to your registration statement. If you did not consult counsel, please explain why.

<u>Business Strategy, page 31</u>

12.	We note your response to our prior comment 15 and reissue. Please clarify what you mean by "long-term business relationships with many automobile OEMs," including whether you have entered into material supply contracts with any of the OEMs listed in this section. In that regard, we note your disclosure elsewhere that Direct Sales increased during the period ended September 30, 2021, due to demand from OEMs.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations, page 39</u>

13.	Refer to prior comment 17. We note you continue to disclose "Sales revenue were $2,973,071 and $16,664,671 for the years ended December 31, 2020 and 2019" on page 41. As previously requested, please correct the order of sales revenue amounts for the years ended December 31, 2020, and 2019. In addition, we note you continue to not present several negative amounts throughout the filing in parenthesis to clearly designate them as negative amounts including: losses from operations on page 40; net losses on pages 40 and F-7; accumulated deficit on pages 42 and F-7; and working capital deficits on pages 42 and F-7. Please revise.

<u>Financial Statements</u>
<u>General, page F-1</u>

14.	Refer to prior comment 19. Based on your current year interim results, it does not appear to us that the company meets the conditions specified in Rule 8-08(b) of Regulation S-X;

therefore, it appears to us that the company is required to provide updated annual financial statements and related disclosures for the year ended December 31, 2021. Please advise or revise.

Note 3 - Summary of Significant Accounting Policies
Revenue Recognition, page F-7

15.   Refer to prior comment 22. Throughout the filing, when you disclose and discuss the concentration of sales to related party distributors, please disclose your controlling shareholders' ownership interest in the related party distributors. In addition, as previously requested, to the extent your CEO, who has a controlling interest in the company, also has a controlling interest in the related party distributors, please more fully explain to us how you determined the company transfers ownership and control of products sold to related party distributors. In this regard, it appears to us that the controlling shareholder essentially owns and controls products before and after sales between the company and related party distributors. Also, given your revised disclosures and your response to prior comment 23, it remains unclear to us why related party distributors contract with the company to essentially purchase products from Shanghai Haozong. Please clarify or revise.

Exhibits to Registration Statement, page II-3

16.   We note your response to our prior comment 25. If you intend to redact information in Exhibits 10.2 and 10.3 pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise to mark the exhibit index to indicate, if true, that portions of the exhibit have been omitted, and include a footnote to state that certain information has been excluded from relevant exhibits because it is both not material and the type of information that the registrant treats as private or confidential. Please also include a similar statement at the top of the first page of each redacted exhibit. Refer to Item 601(b)(10)(iv) of Regulation S-K.

17.   Please remove the Filing Fee Table from the cover page and file it as an exhibit to this registration statement. Refer to Item 601(b)(107) of Regulation S-K.

18.   Please update your executive compensation for the year ended December 31, 2021.

Hua Wang
Rubber Leaf Inc
March 30, 2022
Page 6

You may contact Andi Carpenter, Staff Accountant, at (202) 551-3645 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing